Exhibit 99.1

PONY AI Inc. Accelerates Gen-7 Robotaxi Production with over 200 Newly Produced, On Track to Scale Up 1,000-Vehicle Fleet by Year End

•	Leading National Presence — Launched fully-driverless commercial operations in Shanghai; the ONLY Company commercially operating fully-driverless Robotaxi services across all four tier-one cities in China.

•	Strong Revenues Momentum — Total revenues up 76% year-over-year, with Robotaxi fare-charging revenues surging by over 300%.

New York, August 12, 2025 — Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Dr. James Peng, Chairman and Chief Executive Officer of Pony.ai, commented, “This quarter marked a significant milestone in our journey toward large-scale production and deployment, further solidifying our leadership in the Robotaxi industry. Since mass production started two months ago, over 2001 Gen-7 Robotaxi vehicles have rolled off the production line, putting us firmly on track to hit the year-end 1,000-vehicle target. Our robust Robotaxi revenues more than doubled, with fare-charging revenues surging by over 300% year-over-year. The path toward positive unit economics is also clear, as we made substantial improvements in key cost items such as remote assistance and vehicle insurance. These achievements are underpinned by our rapid scaling and operational breakthroughs in all four tier-one cities in China, coupled with expanded presence in Dubai, South Korea and Luxembourg. As we enter the second half of this pivotal year of mass production, we are driving strongly toward positive unit economics and accelerating our multi-year growth trajectory.”

Dr. Tiancheng Lou, Chief Technology Officer of Pony.ai, commented, “Our leading position in the Robotaxi industry is built on two key pillars, fully-driverless and scale, both of which we have already achieved. With extensive real-world testing and operations across diverse conditions, we have demonstrated our commitment to rigorous engineering practices, the reliability of the autonomous driving stack and the strong generalization capabilities powered by our proprietary PonyWorld. With mass production underway, we are not just on track to reach 1,000 vehicles but building the foundation for sustained future growth.”

Dr. Leo Wang, Chief Financial Officer of Pony.ai, commented, “We delivered strong results in the second quarter, with total revenues growing 76% year-over-year, reflecting the effectiveness of our go-to-market execution. Our robust Robotaxi fare-charging revenues growth once again underscores our progress in building a scalable and recurring monetization model and enhancing long-term business visibility. As Gen-7 mass production gains momentum and we maintain disciplined investment, we are well positioned to accelerate the large-scale commercialization.”

Kicking off Robotaxi Scaling-up, a Strong Validation of our Scalable Fully-Driverless Advantage

•	Mass production and operations of multiple Gen-7 Robotaxi models. 1) We kicked off mass production of the Guangzhou Automobile Group (“GAC”) and Beijing Automotive Industry Corporation (“BAIC”) Gen-7 Robotaxi models in June and July, respectively. With over 200 already produced, we’re accelerating toward our 1,000-vehicle target by the end of 2025. 2) We initiated operations in all four tier-one cities, collectively accumulating over 2 million kilometers of on-road autonomous driving mileage. This showcases the safety and stability of our entire autonomous driving stack in complex real-world scenarios. 3) We have made significant progress in cost efficiency, driven by an improving remote assistant-to-vehicle ratio and lower vehicle insurance. We are confident of achieving a 1:30 ratio by the end of 2025, enabling one remote assistant to monitor 30 vehicles.

•	Two key pillars for technological advancement: fully-driverless and scale. 1) By achieving fully-driverless operations on a large scale, we have already established ourselves as one of the leading Robotaxi companies worldwide. 2) Among all participants in the World Artificial Intelligence Conference (“WAIC”) 2025 in Shanghai, we were the only provider offering fully-driverless and on-demand ride-hailing services to the public. In addition, we were the only one to remain fully-operational during extreme weather conditions, including typhoons and heavy rainstorms.

Accelerating Commercial Deployment with Extending Service and User Coverage

•	Accelerating commercial deployment and expanding ecosystem at scale. 1) Growing user adoption, increasing fleet of deployed Robotaxi vehicles and optimizing operational strategy collectively propelled our fare-charging revenues growth, establishing a sustainable monetization model. 2) We entered into a strategic partnership with Shenzhen Xihu Corporation Limited (“Xihu Group”), Shenzhen’s largest taxi operator, to jointly deploy a fleet of over 1,000 Gen-7 Robotaxis in Shenzhen over the coming years.

•	Scaling up service availability to a wider user group. 1) Registered users on our platform surged by 136% year-over-year in the second quarter. 2) We secured testing permits for Gen-7 Robotaxis in all four tier-one cities, laying out a solid foundation for public-facing commercial deployment. 3) In July, we started fully-driverless commercial Robotaxi services to the public in Shanghai’s Pudong New Area, the heart of Shanghai’s financial district and luxury retails. 4) We extended Robotaxi services from 15 hours per day to full 24/7 coverage in certain areas of Guangzhou and Shenzhen to better fulfill rising user demand.

Expanding Global Presence by Entering New Markets and Deepening Our Existing Footprint

•	Strategic collaboration with local partners. We have reached a strategic collaboration with Dubai’s Roads and Transport Authority (“RTA”) to integrate our autonomous driving technology into the city’s future transportation ecosystem. The collaboration will deploy our autonomous driving technology through a multi-phase roll-out, starting with supervised Robotaxi trials in late 2025.

•	Advancing operations to cover diverse environments. We have advanced our presence in South Korea by securing nationwide permits, enabling Robotaxi operations across the country. In Gangnam district, Seoul, we are navigating complex urban traffic and challenging conditions, including winter snowfall. In the second quarter, we further launched nighttime and early-morning operations.

•	Ongoing positive regulatory and testing progress. Following the testing permit granted earlier this year in Luxembourg, we launched road testing in the city of Lenningen in the second quarter in partnership with Emile Weber, Luxembourg’s leading mobility and fleet service provider.

1 As of August 11, 2025, 213 Gen-7 Robotaxi vehicles had been produced.

Unaudited Second Quarter 2025 Financial Results

(in USD thousands)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Revenues:
Robotaxi services	592	1,526	1,168	3,256
Robotruck services	10,568	9,520	18,035	17,300
Licensing and applications	1,039	10,409	5,517	14,878
Total revenues	12,199	21,455	24,720	35,434

•	Total revenues were US$21.5 million (RMB153.7 million) in the second quarter of 2025, representing an increase of 75.9% from US$12.2 million in the second quarter of 2024. The increase was mainly driven by robust growth in both Robotaxi services and Licensing and Applications revenues.

•	Robotaxi services revenues were US$1.5 million (RMB10.9 million) in the second quarter of 2025, representing an increase of 157.8% from US$0.6 million in the second quarter of 2024. Revenues from both fare-charging and project-based engineering solution services demonstrated rapid growth, with fare-charging revenues surging by over 300% year-over-year. The strong growth was primarily driven by expanding user adoption, growing demand in tier-one cities and an increased fleet of deployed Robotaxi vehicles. We also continued to optimize our pricing and operation strategies across diverse user bases, leading to improved user engagement and service efficiency.

•	Robotruck services revenues were US$9.5 million (RMB68.2 million) in the second quarter of 2025, representing a decrease of 9.9% from US$10.6 million in the second quarter of 2024. The decrease primarily reflected our proactive operation optimization to focus on high-margin revenues.

•	Licensing and applications revenues were US$10.4 million (RMB74.6 million) in the second quarter of 2025, representing a significant increase of 901.8% from US$1.0 million in the second quarter of 2024. The growth was mainly driven by increased orders and deliveries of autonomous domain controller (“ADC”) products, supported by rising demand from both new and existing clients in the robot-delivery segment.

Cost of Revenues

•	Total cost of revenues was US$18.0 million (RMB128.9 million) in the second quarter of 2025, representing an increase of 47.0% from US$12.2 million in the second quarter of 2024.

Gross Profit (Loss) and Gross Margin

•	Gross profit was US$3.5 million (RMB24.8 million) in the second quarter of 2025, compared to gross loss of US$41 thousand in the second quarter of 2024.

•	Gross margin was 16.1% in the second quarter of 2025, compared to negative 0.3% in the second quarter of 2024. The significant gross margin improvement was mainly driven by our focused strategy on prioritizing high-margin revenues sources within Robotaxi and Robotruck services to reduce gross margin variability. We also made solid progress in optimizing Robotaxi unit economics, particularly key cost items such as remote assistance and vehicle insurance.

Operating Expenses

Operating expenses were US$64.7 million (RMB463.7 million) in the second quarter of 2025, representing an increase of 75.1% from US$37.0 million in the second quarter of 2024. The increase in share-based compensation expenses reflected the normalization of expense recognition following our IPO in November 2024, as vesting is no longer contingent on IPO completion. Non-GAAP2 operating expenses were US$57.5 million (RMB412.1 million) in the second quarter of 2025, representing an increase of 58.5% from US$36.3 million in the second quarter of 2024. The increase in operating expenses was primarily driven by increased investments in mass production, alongside employee expenses aimed at strengthening R&D capacity for Gen-7 Robotaxi vehicles.

•	Research and development expenses were US$49.0 million (RMB351.2 million) in the second quarter of 2025, representing an increase of 69.0% from US$29.0 million in the second quarter of 2024. Non-GAAP research and development expenses were US$44.1 million (RMB315.6 million), representing an increase of 53.3% from US$28.7 million in the second quarter of 2024. The increase was mainly due to i) investments in mass production for the Gen-7 vehicles and ii) increased employee compensation and benefits to strengthen technological capabilities.

•	Selling, general and administrative expenses were US$15.7 million (RMB112.5 million) in the second quarter of 2025, representing an increase of 97.3% from US$8.0 million in the second quarter of 2024. Non-GAAP selling, general and administrative expenses were US$13.5 million (RMB96.5 million), representing an increase of 78.2% from US$7.6 million in the second quarter of 2024. The increase was primarily due to i) increased personnel expenses in preparation for large-scale commercial deployment and ii) increased professional service fees.

Loss from Operations

•	Loss from operations was US$61.3 million (RMB438.9 million) in the second quarter of 2025, compared to US$37.0 million in the second quarter of 2024. Non-GAAP loss from operations was US$54.1 million (RMB387.3 million), compared to US$36.3 million in the second quarter of 2024.

Net Loss

•	Net loss was US$53.3 million (RMB381.6 million) in the second quarter of 2025, compared to US$30.9 million in the second quarter of 2024. Non-GAAP net loss was US$46.1 million (RMB329.9 million) in the second quarter of 2025, compared to US$30.3 million in the second quarter of 2024.

Basic and Diluted Net Loss per Ordinary Share

•	Basic and diluted net loss per ordinary share was both US$0.14 (RMB1.00) in the second quarter of 2025, compared to US$0.92 in the second quarter of 2024. Non-GAAP basic and diluted net loss per ordinary share was both US$0.13 (RMB0.93) in the second quarter of 2025, compared to US$0.91 in the second quarter of 2024. Each American depositary shares (“ADS”) represents one Class A ordinary share.

Balance Sheet and Cash Flow

•	Cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management were US$747.7 million (RMB5,356.1 million) as of June 30, 2025. In the second quarter of 2025, financing activities provided cash of US$33.1 million, showing an increase compared to the second quarter of 2024. This was mainly due to employee share sales following the expiration of the lock-up period, resulting in funds collected on behalf of employees for future distribution.

2 Non-GAAP financial measures exclude share-based compensation expenses and changes in fair value of warrants liability, and such adjustment has no impact on income tax. For further details, see the “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this earnings release.

Conference Call

Pony.ai will hold a conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 12, 2025 (8:00 PM Beijing/Hong Kong Time on the same day) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive a confirmation email containing dial-in numbers, passcode, and a unique access PIN.

Participant Online Registration: https://dpregister.com/sreg/10201767/ffa814a510

A replay of the conference call will be accessible through August 19, 2025, by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	3152089

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.pony.ai.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to Pony AI Inc., non-GAAP basic and diluted net loss per ordinary share, and non-GAAP free cash flows, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of warrants liability, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this earnings release.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

Christensen Advisory

Email: pony@christensencomms.com

Pony AI Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in USD thousands)

	As of	As of
	December 31, 2024	June 30, 2025
Assets
Current assets:
Cash and cash equivalents	535,976	318,533
Restricted cash, current	21	20
Short-term investments	209,035	289,493
Accounts receivable, net	28,555	27,084
Amounts due from related parties, current	8,322	7,443
Prepaid expenses and other current assets	52,713	59,228
Total current assets	834,622	701,801
Non-current assets:
Restricted cash, non-current	175	188
Property, equipment and software, net	17,241	29,443
Operating lease right-of-use assets	13,342	16,338
Long-term investments	130,799	214,142
Prepayment for long-term investments	52,823	25,000
Other non-current assets	1,819	4,134
Total non-current assets	216,199	289,245
Total assets	1,050,821	991,046
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other current liabilities	66,548	107,804
Operating lease liabilities, current	3,438	4,825
Amounts due to related parties, current	900	744
Total current liabilities	70,886	113,373
Operating lease liabilities, non-current	9,835	11,928
Other non-current liabilities	1,389	1,480
Total liabilities	82,110	126,781
Total Pony AI Inc. shareholders’ equity	951,122	853,363
Non-controlling interests	17,589	10,902
Total shareholders’ equity	968,711	864,265
Total liabilities and shareholders’ equity	1,050,821	991,046

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Revenues	12,199	21,455	24,720	35,434
Cost of revenues	(12,240)	(17,992)	(22,134)	(29,655)
Gross (loss) profit	(41)	3,463	2,586	5,779
Operating expenses:
Research and development expenses	(29,011)	(49,030)	(58,725)	(96,516)
Selling, general and administrative expenses	(7,956)	(15,701)	(15,579)	(26,574)
Total operating expenses	(36,967)	(64,731)	(74,304)	(123,090)
Loss from operations	(37,008)	(61,268)	(71,718)	(117,311)
Investment income	5,173	6,513	11,350	28,687
Changes in fair value of warrants liability	-	-	5,617	-
Other income (expenses), net	891	1,493	2,978	(2,015)
Loss before income tax	(30,944)	(53,262)	(51,773)	(90,639)
Income tax expenses	(2)	(1)	(2)	(1)
Net loss	(30,946)	(53,263)	(51,775)	(90,640)
Net (loss) income attributable to non-controlling interests	(227)	(165)	(458)	5,446
Net loss attributable to Pony AI Inc.	(30,719)	(53,098)	(51,317)	(96,086)
Foreign currency translation adjustments	(741)	10	(1,046)	114
Unrealized gain (loss) on available-for-sale investments	5,185	(47)	5,236	(13,771)
Total other comprehensive income (loss)	4,444	(37)	4,190	(13,657)
Total comprehensive loss	(26,502)	(53,300)	(47,585)	(104,297)
Less: Comprehensive loss attributable to non-controlling interests	(268)	(134)	(529)	(252)
Total comprehensive loss attributable to Pony AI Inc.	(26,234)	(53,166)	(47,056)	(104,045)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	91,777,215	366,831,015	91,557,008	359,375,886
Net loss per ordinary share, basic and diluted	(0.92)	(0.14)	(1.14)	(0.27)

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in USD thousands)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Net cash used in operating activities	(18,046)	(25,411)	(59,122)	(79,570)
Net cash used in investing activities	(83,013)	(67,145)	(28,669)	(160,416)
Net cash (used in)/provided by financing activities	(357)	33,086	(710)	23,600
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,268	(1,167)	(2,704)	(1,045)
Net change in cash, cash equivalents and restricted cash	(99,148)	(60,637)	(91,205)	(217,431)
Cash, cash equivalents and restricted cash at beginning of period	434,148	379,378	426,205	536,172
Cash, cash equivalents and restricted cash at end of period	335,000	318,741	335,000	318,741

Pony AI Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Research and development expenses	(29,011)	(49,030)	(58,725)	(96,516)
Share-based compensation expenses	273	4,970	605	11,874
Non-GAAP research and development expenses	(28,738)	(44,060)	(58,120)	(84,642)

Selling, general and administrative expenses	(7,956)	(15,701)	(15,579)	(26,574)
Share-based compensation expenses	398	2,235	855	4,343
Non-GAAP selling, general and administrative expenses	(7,558)	(13,466)	(14,724)	(22,231)

Operating expenses	(36,967)	(64,731)	(74,304)	(123,090)
Share-based compensation expenses	671	7,205	1,460	16,217
Non-GAAP operating expenses	(36,296)	(57,526)	(72,844)	(106,873)

Loss from operations	(37,008)	(61,268)	(71,718)	(117,311)
Share-based compensation expenses	671	7,205	1,460	16,217
Non-GAAP loss from operations[3]	(36,337)	(54,063)	(70,258)	(101,094)

Net loss	(30,946)	(53,263)	(51,775)	(90,640)
Share-based compensation expenses	671	7,205	1,460	16,217
Changes in fair value of warrants liability	-	-	(5,617)	-
Non-GAAP net loss	(30,275)	(46,058)	(55,932)	(74,423)

Net loss attributable to Pony AI Inc.	(30,719)	(53,098)	(51,317)	(96,086)
Share-based compensation expenses	671	7,205	1,460	16,217
Changes in fair value of warrants liability	-	-	(5,617)	-
Non-GAAP net loss attributable to Pony AI Inc.	(30,048)	(45,893)	(55,474)	(79,869)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	91,777,215	366,831,015	91,557,008	359,375,886
Non-GAAP net loss per ordinary share, basic and diluted	(0.91)	(0.13)	(1.19)	(0.22)

3 Such adjustments have no impact on income tax for the three-month and six-month periods ended June 30, 2024 and 2025 due to i) the conditions on tax deduction for share-based compensation have not been met, and valuation allowance was provided for all deferred tax assets; and ii) warrants are issued by the Group’s Cayman entity, and its applicable income tax rate is nil.

Pony AI Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025
Net cash used in operating activities	(18,046)	(25,411)	(59,122)	(79,570)
Capital expenditures	(1,736)	(9,576)	(1,906)	(14,464)
Free cash flows[4] (Non-GAAP)	(19,782)	(34,987)	(61,028)	(94,034)

4 Free Cash Flows are a non-GAAP measure, commonly defined as cash flows from operating activities as presented in the statement of cash flows, less capital expenditures. However, in the context of the Company, operating cash flows are a cash out (i.e., a cash outflow). Free Cash Flows represent the total of operating cash outflows plus capital expenditures. This metric reflects the Company's important cash outflows, as it combines the funds required to maintain operations and invest in growth.